UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2007

 BLUE SQUARE - ISRAEL LTD.
(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐    No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE – ISRAEL LTD.

By:	/s/ Elli Levinson Sela
Elli Levinson Sela, Adv.
General Counsel &
Corporate Secretary

Dated: December 17, 2007

Contact:
Blue Square-Israel Ltd.
Elli Levinson-Sela
General Counsel & Corporate Secretary
Telephone: 972-3-9282670
Fax: 972-3-9282498

Email: ellils@bsi.co.il

Blue Square announces Resignation of CEO

ROSH HAAYIN, Israel, December 17, 2007 - Blue Square-Israel Ltd. (NYSE: BSI) (hereinafter: “Blue Square”) announced today that Mr. Zeev Kalimi, Blue Square CEO who stepped into office on October 1st, 2007, requested to resign from his position as CEO.

While in position as CEO, Mr. Kalimi has contributed to the company’s business in various issues attended by him.

The board of directors appointed Mr. Uri Falach, VP of Trade, to act as CEO in Mr. Kalimi’s stead and authorized him to exercise the CEO’s powers until the election of a new CEO for the company.

The Chairman of the board of directors (president of the Alon Group, the controlling shareholder of Blue Square) , Mr. David Wiessman, commented :
“We found Mr. Kalimi to be truthful and honest while presenting to us his request, being unable to act as the Company’s CEO at this point in time. We appreciate Mr. Kalimi as an acclaimed professional having well established managerial skills and when it will be possible, we shall discuss with him the possibility to benefit from his skills in other positions within the Alon Group. We thank Mr. Kalimi for his contribution to the company”.

* * *

Blue Square-Israel Ltd. is a leading retailer in Israel. A pioneer of modern food retailing, in the region. Blue Square currently operates 183 supermarkets under different formats, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.bsi.co.il.

Forward Looking Statements

The statements contained in this release, except for historical facts, which are forward-looking with respect to plans, projections, or future performance of the Company, involve certain risks and uncertainties. Potential risks and uncertainties include, but are not limited to, risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constrains, the effect of the Company's accounting policies, as well as certain other risks and uncertainties which are detailed in the Company's filings with the Securities and Exchange Commission, particularly the Annual Report on Form 20-F for the year ended December 31, 2006.